SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                              Schedule 13E-3
                     Rule 13e-3 Transaction Statement
     (Pursuant to Section 13(e) of the Securities Exchange Act of 1934
                 and Rule 13e-3 (Sec. 240.13e-3) thereunder)
                            REN Corporation-USA
                           (Name of the Issuer)
                            REN Corporation-USA
                           REN Acquisition Corp.
                                 (Bidder)
                          COBE Laboratories, Inc.
                                 Gambro AB
                                Incentive AB
                    (Name of Person(s) Filing Statement)
                         Common Stock, no par value
                       (Title of Class of Securities)
                                 7596561010
                   (CUSIP Number of Class of Securities)
                  Mats Wahlstrom                   Ralph Z. Levy, Jr.
              COBE Laboratories, Inc.              REN Corporation-USA
                  1185 Oak Street                  6820 Charlotte Pike
             Lakewood, Colorado  80215         Nashville, Tennessee  37209
             Telephone: (303) 232-6800          Telephone: (615) 353-4200

   (Name, Address and Telephone Number of Person(s) Authorized to Receive
                                  Notices
        and Communications on Behalf of Person(s) Filing Statement)

                              With copies to:
               Peter D. Lyons, Esq.               Scott J. Davis, Esq.
                Shearman & Sterling               Mayer, Brown & Platt
               599 Lexington Avenue             190 South LaSalle Street
             New York, New York 10022         Chicago, Illinois 60603-3441
             Telephone: (212) 848-4000          Telephone: (312) 782-0600
This statement is filed in connection with (check the appropriate box).
   a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c)
          under the Securities Exchange Act of 1934.
   b.   [ ] The filing of a registration statement under the Securities Act of 1933.
   c.   [X] A tender offer.
   d.   [ ] None of the above.
   Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]
                         CALCULATION OF FILING FEE
      Transaction Valuation            Amount of filing fee
        $184,011,639.50*                   $36,802.33**
* The Transaction Value is calculated by multiplying $20.00, the per share tender offer price, by 9,544,838, the sum of the number of shares of Common Stock outstanding not already owned by the Bidder and 629,225, the sum of the number of shares of Common Stock subject to options and warrants outstanding as of September 12, 1995 and the number of shares of Common Stock subject to an employee stock purchase program outstanding as of September 30, 1995, and backing out the exercise price of the options and warrants.
**   1/50 of 1% of Transaction Value.
[ ]  Check box if any part of the fee is offset as provided by Rule 0-
   11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:
                         --------------------------------------------------
Form or Registration No:
                          -------------------------------------------------
Filing Party:
               ------------------------------------------------------------
Date Filed:
             --------------------------------------------------------------



                             Page 1 of 13 Pages
                    Exhibit Index is located on Page 13.

                                INTRODUCTION
     This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the
"Schedule 13E-3") is being filed by REN Acquisition Corp., a Tennessee corporation ("Purchaser"), COBE Laboratories, Inc., a Colorado corporation ("COBE"), Gambro AB, a Swedish corporation ("Gambro"), Incentive AB, a Swedish corporation ("Incentive"), and REN Corporation-USA, a Tennessee corporation (the "Company"), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder in connection with the tender offer by Purchaser for all the outstanding shares of common stock, no par value (the "Shares"), of the Company not already beneficially owned by Purchaser or any of its affiliates, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 12, 1995 (the "Offer to Purchase") and the related Letter of Transmittal (which together constitute the "Offer"), copies of which are filed as Exhibits
(d)(1) and (d)(2), respectively. Purchaser is a direct wholly owned subsidiary of COBE, COBE is an indirect wholly owned subsidiary of Gambro and Incentive owns 58% of the voting securities of Gambro.

     The following Cross Reference Sheet, prepared pursuant to General Instruction F to Schedule 13E-3, shows the location in the Tender Offer Statement on Schedule 14D-1 filed by Purchaser, COBE, Gambro and Incentive (the "Schedule 14D-1") with the Securities and Exchange Commission on the date hereof of the information required to be included in this
Schedule 13E-3. The information set forth in the Schedule 14D-1, including all exhibits thereto, is hereby expressly incorporated herein by reference as set forth in the Cross Reference Sheet and the responses in this
Schedule 13E-3, and such responses are qualified in their entirety by reference to the information contained in the Offer to Purchase and the annexes thereto.
     The information contained in this Schedule 13E-3 concerning the Company was supplied by the Company. Purchaser, COBE, Gambro and Incentive take no responsibility for the accuracy of such information.



                             Page 2 of 13 Pages
================================================================================

                           CROSS REFERENCE SHEET
      Item in                                              Where Located in
Schedule 13E-3                                              Schedule 14D-1
--------------                                             ----------------

Item 1(a) . . . . . . . . . . . . . . . . . . .    Item 1(a)
Item 1(b) . . . . . . . . . . . . . . . . . . .    Item 1(b)
Item 1(c) . . . . . . . . . . . . . . . . . . .    Item 1(c)
Item 1(d) . . . . . . . . . . . . . . . . . . .         *
Item 1(e) . . . . . . . . . . . . . . . . . . .         *
Item 1(f) . . . . . . . . . . . . . . . . . . .         *
Item 2(a) . . . . . . . . . . . . . . . . . . .    Item 2(a)
Item 2(b) . . . . . . . . . . . . . . . . . . .    Item 2(b)
Item 2(c) . . . . . . . . . . . . . . . . . . .    Item 2(c)
Item 2(d) . . . . . . . . . . . . . . . . . . .    Item 2(d)
Item 2(e) . . . . . . . . . . . . . . . . . . .    Item 2(e)
Item 2(f) . . . . . . . . . . . . . . . . . . .    Item 2(f)
Item 2(g) . . . . . . . . . . . . . . . . . . .    Item 2(g)
Item 3(a) . . . . . . . . . . . . . . . . . . .    Item 3(a) and 3(b)
Item 3(b) . . . . . . . . . . . . . . . . . . .    Item 3(b)
Item 4  . . . . . . . . . . . . . . . . . . . .         *
Item 5  . . . . . . . . . . . . . . . . . . . .    Item 5
Item 6(a) . . . . . . . . . . . . . . . . . . .    Item 4(a)
Item 6(b) . . . . . . . . . . . . . . . . . . .         *
Item 6(c) . . . . . . . . . . . . . . . . . . .    Item 4(b)
Item 6(d) . . . . . . . . . . . . . . . . . . .    Item 4(c)
Item 7(a) . . . . . . . . . . . . . . . . . . .    Item 5
Item 7(b) . . . . . . . . . . . . . . . . . . .         *
Item 7(c) . . . . . . . . . . . . . . . . . . .         *
Item 7(d) . . . . . . . . . . . . . . . . . . .         *
Item 8  . . . . . . . . . . . . . . . . . . . .         *
Item 9  . . . . . . . . . . . . . . . . . . . .         *
Item 10(a)  . . . . . . . . . . . . . . . . . .    Item 6(a)
Item 10(b)  . . . . . . . . . . . . . . . . . .    Item 6(b)
Item 11 . . . . . . . . . . . . . . . . . . . .    Item 7
Item 12(a)  . . . . . . . . . . . . . . . . . .         *
Item 12(b)  . . . . . . . . . . . . . . . . . .         *
Item 13 . . . . . . . . . . . . . . . . . . . .         *
Item 14 . . . . . . . . . . . . . . . . . . . .         *
Item 15(a)  . . . . . . . . . . . . . . . . . .         *
Item 15(b)  . . . . . . . . . . . . . . . . . .    Item 8
Item 16 . . . . . . . . . . . . . . . . . . . .    Item 10(f)
Item 17 . . . . . . . . . . . . . . . . . . . .    Item 11
________
*  The Item is located in the Schedule 13E-3 only.



                             Page 3 of 13 Pages

Item 1.  Issuer and Class of Security Subject to the Transaction.

     (a)-(c) The response to Item 1(a)-(c) of the Schedule 14D-1 is incorporated herein by reference.

     (d) The information set forth in the Offer to Purchase under "THE TENDER OFFER -- Section 9. Dividends and Distributions" is incorporated herein by reference.

     (e)  None.

     (f) The information set forth in the Offer to Purchaser under "SPECIAL FACTORS -- Background of the Offer and the Merger" is incorporated herein by reference.

Item 2.  Identity and Background.

     (a)-(d) This Statement is being filed by Purchaser, COBE, Gambro, Incentive and the Company. The response to Item 2 of the Schedule 14D-1 is incorporated herein by reference.

     (e)-(f) The response to Item 2 of the Schedule 14D-1 is incorporated herein by reference with respect to Purchaser and COBE, Gambro and Incentive. During the last five years, neither the Company nor, to the Company's knowledge, any of the executive officers and directors of the Company (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a juridical or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

     (g) The response to Item 2 of the Schedule 14D-1 is incorporated herein by reference with respect to Purchaser, COBE, Gambro and Incentive. All of the directors and executive officers of the Company are United States citizens, except for Mats Wahlstrom, who is a citizen of Sweden, and Jan Gustavsson, who is a citizen of Sweden.
Item 3.  Past Contacts, Transactions or Negotiations.

     (a)-(b) The response to Item 3 of the Schedule 14D-1 is incorporated herein by reference.
Item 4.  Terms of the Transaction.

     (a) The information set forth in the Offer to Purchase on the cover page thereof and under "INTRODUCTION", "SPECIAL FACTORS -- Background of the Offer and the Merger", "SPECIAL FACTORS -- Purpose and Effects of the Offer and the Merger; "SPECIAL FACTORS -- The Merger Agreement", "THE TENDER OFFER -- Section 1. Terms of the Offer; Expiration Date", "THE TENDER OFFER --
Section 2. Acceptance for Payment and Payment for Shares", "THE TENDER OFFER -- Section 3. Procedures for Accepting the Offer and Tendering Shares", "THE TENDER OFFER -- Section 4. Withdrawal Rights", "THE TENDER OFFER -- Section 9. Dividends and Distributions", "THE TENDER OFFER --
Section 10.  Certain Conditions of the Offer", "THE TENDER OFFER -- Section
13. Certain Legal Matters and Regulatory Approvals" and "THE TENDER OFFER --
Section 14.  Miscellaneous" is incorporated herein by reference.

     (b)  None.

Item 5.  Plans or Proposals of the Issuer or Affiliate.

     (a)-(e) The response to Item 5(a)-(e) of the Schedule 14D-1 is incorporated herein by reference.

     (f)-(g) The response to Item 5(f)-(g) of the Schedule 14D-1 is incorporated herein by reference.

Item 6.  Source and Amounts of Funds or Other Consideration.

     (a) The response to Item 4(a)-(c) of the Schedule 14D-1 is incorporated herein by reference.

     (b) The information set forth in the Offer to Purchase under "SPECIAL FACTORS -- Fees and Expenses" and "THE TENDER OFFER -- Section 11. Fees and Expenses" is incorporated herein by reference.



                             Page 4 of 13 Pages

     (c) The response to Item 4(a)-(c) of the Schedule 14D-1 is incorporated herein by reference.

     (d)  Not Applicable.

Item 7.  Purpose(s), Alternatives, Reasons and Effects.

     (a) The response to Item 5 of the Schedule 14D-1 is incorporated herein by reference.

     (b) The information set forth in the Offer to Purchase under "SPECIAL FACTORS -- Recommendation of the Special Committee and the Company's Board of Directors; Fairness of the Offer and the Merger", "SPECIAL FACTORS -- Position of COBE and Purchaser Regarding Fairness of the Offer and the Merger", "SPECIAL FACTORS -- Purpose and Effects of the Offer and the Merger" is incorporated herein by reference.

     (c)-(d) The information set forth in the Offer to Purchase under "INTRODUCTION", "SPECIAL FACTORS -- Background of the Offer and the Merger", "SPECIAL FACTORS -- Recommendation of the Special Committee and the
Company's Board of Directors; Fairness of the Offer and the Merger",
"SPECIAL FACTORS -- Position of Gambro, COBE and Purchaser Regarding Fairness of the Offer and the Merger", "SPECIAL FACTORS -- Purpose and Effects of the Offer and the Merger", "SPECIAL FACTORS -- Plans for the Company After the Offer and the Merger", "SPECIAL FACTORS -- Certain U.S. Federal Income Tax Consequences", "THE TENDER OFFER -- Section 12. Effect of the Offer on the Market for the Shares, Exchange Listing and Exchange Act Registration" is incorporated herein by reference.

Item 8.  Fairness of the Transaction.

     (a)-(e) The information set forth in the Offer to Purchase under "INTRODUCTION", "SPECIAL FACTORS -- Background of the Offer and the Merger", "SPECIAL FACTORS -- Recommendation of the Special Committee and the
Company's Board of Directors; Fairness of the Offer and the Merger", "SPECIAL FACTORS -- Position of Gambro, COBE and Purchaser Regarding Fairness of the Offer and the Merger", and "SPECIAL FACTORS -- Purpose and Effects of the Offer and the Merger" is incorporated herein by reference.

     (f)  Not Applicable.

Item 9.  Reports, Opinions, Appraisals and Certain Negotiations.

     (a)-(c) The information set forth in the Offer to Purchase under "SPECIAL FACTORS -- Background of the Offer and the Merger", "SPECIAL
FACTORS -- Recommendation of the Special Committee and the Company's Board of Directors; Fairness of the Offer and the Merger", "SPECIAL FACTORS -- Presentation and Opinion of Financial Advisor to the Special Committee", "SPECIAL FACTORS -- Position of Gambro, COBE and Purchaser Regarding Fairness of the Offer and the Merger", "SPECIAL FACTORS -- Report of Financial Advisor to COBE" and in Schedule IV is incorporated herein by reference.

Item 10.  Interest in Securities of the Issuer.

     (a)-(b) The response to Item 6(a)-(b) of the Schedule 14D-1 is incorporated herein by reference.

Item 11. Contracts, Arrangements or Understandings with Respect to the Issuer's Securities.
     The response to Item 7 of the Schedule 14D-1 is incorporated herein by reference.

Item 12. Present Intention and Recommendation of Certain Persons with Regard to the Offer and the
                Merger.

     (a)-(b) The information set forth in the Offer to Purchase under "INTRODUCTION", "SPECIAL FACTORS -- Background of the Offer and the Merger", "SPECIAL FACTORS -- Recommendation of the Special Committee and the
Company's Board of Directors; Fairness of the Offer and the Merger",
"SPECIAL FACTORS -- Position of Gambro, COBE and Purchaser Regarding Fairness of the Offer and the Merger", "SPECIAL FACTORS -- Interests of Certain Persons in the Offer and the Merger" is incorporated herein by reference.



                             Page 5 of 13 Pages

Item 13.  Other Provisions of the Offer and the Merger.

     (a) The information set forth in the Offer to Purchase under "SPECIAL FACTORS -- Appraisal Rights of Stockholders", "SPECIAL FACTORS -- The Merger Agreement", and in Schedule II is incorporated herein by reference.

     (b)  Not Applicable.

     (c)  Not Applicable.

Item 14.  Financial Information.

     (a) The information set forth in the Offer to Purchase under "THE TENDER OFFER -- Section 6. Certain Information Concerning the Company" is incorporated herein by reference. In addition, the Company's audited financial statements for the fiscal years ended December 31, 1993 and December 31, 1994 and its unaudited balance sheets and comparative year-to-date income statements and statement of cash flows and related earnings per share amount for the quarter ended June 30, 1995, attached to the Offer to Purchase as Schedule III thereto, are incorporated herein by reference.

     (b)  Not Applicable.

Item 15.  Persons and Assets Employed, Retained or Utilized.

     (a) The information set forth in the Offer to Purchase under "SPECIAL FACTORS -- Background of the Offer and the Merger", "SPECIAL FACTORS -- Recommendation of the Special Committee and the Company's Board of Directors; Fairness of the Offer and the Merger", "SPECIAL FACTORS -- Plans for the Company After the Offer and the Merger" and "THE TENDER OFFER --
Section 12. Effect of the Offer on the Market for the Shares, Exchange Listing and Exchange Act Registration" is incorporated herein by reference.

     (b) The response to Item 8 of the Schedule 14D-1 is incorporated herein by reference.
Item 16.  Additional Information.

     The response to Item 10(e) and Item 10(f) of the Schedule 14D-1 is incorporated herein by reference

Item 17.  Material to be Filed as Exhibits.

(a)(1) Revolving Credit Facility, dated as of May 11, 1993, among Gambro, BNP Capital Markets Limited (as Arranger), certain banks named therein and Banque Nationale de Paris (as Agent).

(a)(2) Revolving Credit and Term Loan Facility, dated as of November 30, 1994, among Gambro, BNP Capital Markets Limited (as Arranger), certain banks named therein and Banque Nationale de Paris (as Agent).

(a)(3) Uncommitted Line of Credit Agreement, dated as of January 14, 1991, as amended through September 25, 1992, between COBE and Union Bank of Switzerland, New York Branch.

(a)(4) Revolving Credit Facility, dated as of April 28, 1995, between COBE and Commerzbank, Los Angeles Branch.

(a)(5) Line of Credit Facility, dated as of April 28, 1995, between COBE and Commerzbank, Los Angeles Branch.

(a)(6) Uncommitted Revolving Credit Facility, dated as of January 7, 1991, as amended through March 29, 1994, between COBE and Societe Generale, New York Branch.

(a)(7) Committed Revolving Credit Facility, dated as of July 29, 1995, between COBE and The First National Bank of Boston.

(a)(8) Discretionary Line of Credit, dated as of July 29, 1995, between COBE and the First National Bank of Boston.



                             Page 6 of 13 Pages

(b)(1) Opinion of Alex. Brown & Sons Incorporated, dated September 12, 1995 (attached as Schedule IV to Exhibit (d)(1)).

(b)(2)    Presentation of Alex. Brown & Sons Incorporated, dated
          August 28, 1995.

(b)(3)    Presentation of UBS Securities Inc., dated July 6, 1995.

(c)(1) Agreement and Plan of Merger, dated as of September 12, 1995 among Gambro, COBE, Purchaser and the Company.

(c)(2) Stock Purchase Agreement, dated as of May 11, 1991 as amended through April 26, 1994, between COBE and the Company.
(c)(3) Stock Purchase Agreement, dated as of February 9, 1992 as amended through March 17, 1992, between COBE and the Company.

(c)(4) Stock Purchase Agreement, dated as of July 2, 1992 as amended through September 15, 1992, between COBE and the Company.

(d)(1)    Form of Offer to Purchase dated September 19, 1995.

(d)(2)    Form of Letter of Transmittal.

(d)(3)    Form of Notice of Guaranteed Delivery.

(d)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(d)(5) Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to Clients.

(d)(6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(d)(7) Summary Advertisement as published in the Wall Street Journal on September 19, 1995.

(d)(8)    Text of Press Release dated September 13, 1995 issued by COBE.

(e)       Statement of Stockholder Appraisal Rights under Title 48, Chapter
          23 of the Tennessee Business Corporation Act (attached as Schedule II to Exhibit (d)(1)).

(f)       Not Applicable.



                             Page 7 of 13 Pages

                                 SIGNATURES

     After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 19, 1995


                                   REN ACQUISITION CORP.


                                   By:     /s/ Ralph Z. Levy, Jr.
                                       ------------------------------------
                                       Name: Ralph Z. Levy, Jr.
                                       Title: Vice President



                             Page 8 of 13 Pages

                                 SIGNATURES

     After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 19, 1995


                                   COBE LABORATORIES, INC.


                                   By:     /s/ Herbert S. Lawson
                                       ------------------------------------
                                       Name: Herbert S. Lawson
                                       Title: Chief Financial Officer



                             Page 9 of 13 Pages

                                 SIGNATURES

     After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 19, 1995


                                   GAMBRO AB


                                   By:     /s/ Berthold Lindqvist
                                       ------------------------------------
                                       Name: Berthold Lindqvist
                                       Title: President



                            Page 10 of 13 Pages

                                 SIGNATURES

     After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 19, 1995


                                   INCENTIVE AB


                                   By:     /s/ Mikael Lilius
                                       ------------------------------------
                                       Name: Mikael Lilius
                                       Title: President



                            Page 11 of 13 Pages

                                 SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  September 19, 1995


                                REN CORPORATION-USA

                                By:     /s/ Lawrence J. Centella
                                    ------------------------------------
                                    Name: Lawrence J. Centella
                                    Title: President and Chief Financial Officer



                            Page 12 of 13 Pages

                               EXHIBIT INDEX
                                                            Sequentially
Exhibit                                                       Numbered
  No.                Description                                Page
------               -----------                           --------------

(a)(1)  Revolving Credit Facility, dated as of May
        11, 1993, among Gambro, BNP Capital Markets
        Limited (as Arranger), certain bank named therein and Banque Nationale de Paris (as
        Agent).

(a)(2) Revolving Credit and Term Loan Facility, dated as of November 30, 1994 among Gambro, BNP Capital Markets Limited (as Arranger), certain banks named therein and Banque
        Nationale de Paris (as Agent).

(a)(3) Uncommitted Line of Credit Agreement, dated as of January 14, 1991, as amended through September 25, 1992, between COBE and Union
        Bank of Switzerland, New York Branch.

(a)(4)  Revolving Credit Facility, dated as of
        April 28, 1995, between COBE and
        Commerzbank, Los Angeles Branch.

(a)(5)  Line of Credit Facility, dated as of April
        28, 1995, between COBE and Commerzbank, Los
        Angeles Branch.

(a)(6)  Uncommitted Revolving Credit Facility,
        dated as of January 7, 1991, as amended
        through March 29, 1994, between COBE and
        Societe General, New York Branch.

(a)(7) Committed Revolving Credit Facility, dated as of July 29, 1995, between COBE and The
        First National Bank of Boston.

(a)(8) Discretionary Line of Credit, dated as of July 29, 1995, between COBE and The First
        National Bank of Boston.

(b)(1) Opinion of Alex. Brown & Sons Incorporated, dated September 12, 1995 (attached as
        Schedule IV to Exhibit (d)(1)).

(b)(2)  Presentation of Alex. Brown & Sons Incorporated, dated
        August 28, 1995.

(b)(3)  Presentation of UBS Securities Inc., dated
        July 6, 1995.

(c)(1) Agreement and Plan of Merger, dated as of September 12, 1995 among Gambro, COBE,
        Purchaser and the Company.

(c)(2)  Stock Purchase Agreement, dated as of May
        11, 1991 as amended through April 26, 1994, between COBE and the Company.

(c)(3)  Stock Purchase Agreement, dated as of
        February 9, 1992 as amended through March
        17, 1994, between COBE and the Company.

(c)(4)  Stock Purchase Agreement, dated as of July
        2, 1994 as amended through September 15,
        1992, between COBE and the Company.

(d)(1)  Form of Offer to Purchase dated September 19, 1995.

(d)(2)  Form of Letter of Transmittal.

(d)(3)  Form of Notice of Guaranteed Delivery.

(d)(4)  Form of Letter to Brokers, Dealers,
        Commercial Banks, Trust Companies and Other
        Nominees.

(d)(5)  Form of Letter from Brokers, Dealers,
        Commercial Banks, Trust Companies and Other
        Nominees to Clients.

(d)(6)  Form of Guidelines for Certification of
        Taxpayer Identification Number on
        Substitute Form W-9.

(d)(7) Summary Advertisement as published in the Wall Street Journal on September 19, 1995.

(d)(8)  Text of Press Release dated September 13,
        1995 issued by COBE.

(e) Statement of Stockholder Appraisal Rights under Title 48, Chapter 23 of the
        Tennessee Business Corporation Act
        (attached as Schedule II to Exhibit
        (d)(1)).

(f)     Not Applicable.

                            Page 13 of 13 Pages